APPENDIX B:
HISTORICAL FINANCIAL STATEMENTS

CAS Confectionery, LLC
Balance Sheet - unaudited
For the period ended 9/24/19

		Current Period
		24-Sep-19
ASSETS		
Current Assets:		
Cash	$	25,000.00
Accounts Receivables		-
Inventory		-
Total Current Assets		25,000.00
Fixed Assets:		
Furniture and Equipment		-
Less: Accumulated Depreciation		-
Total Fixed Assets		-
Other Assets:		
Other Assets		-
Total Other Assets		-
TOTAL ASSETS	**$**	**25,000.00**
LIABILITIES		
Current Liabilities:		
Accounts Payable	$	-
Current Portion of Long-Term Debt		-
Total Current Liabilities		-
Long-Term Liabilities:		
Notes Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
EQUITY		
Capital Stock/Partner's Equity		-
Total Equity		25,000.00
TOTAL LIABILITIES & EQUITY	**$**	**25,000.00**
Balance Sheet Check		-

I, Claudia Strobing, certify that:

(1) The financial statements of CAS Confectionery, LLC included in this Form are true and complete in all material respects; and

(2) The tax return information of CAS Confectionery, LLC have not been included in this Form as Confectionery, LLC was formed on 8/12/19 and has not filed a tax return to date.

Signature: DocuSigned by: Claudia Strobing C66AF0EF010F40C...

Name: Claudia Strobing

Title: President